

November 7, 2019

Ryan Eller
Empire Resorts, Inc.
c/o Monticello Casino and Raceway
204 State Route 17B
Monticello, New York 12701

> **Re:** **Empire Resorts, Inc.**
> **DEFA14A filed under cover of Form 8-K**
> **Filed on November 6, 2019 by Empire Resorts, Inc.**
> **File No. 001-12522**

Dear Mr. Eller,

We have reviewed the above-captioned filing, and have the following comments. Some comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the referenced filing(s) and/or by providing the requested information. After reviewing any amendment to the filing(s) and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Definitive Soliciting Materials filed under cover of Form 8-K

1. The cover page has characterized the submission as "Soliciting material pursuant to Rule14a-12 under the Exchange Act [ ]". Please be advised the communications that constitute a solicitation may not be lawfully filed in reliance upon Rule 14a-12 after the definitive proxy statement has been furnished to security holders. See Rule 14a-6(o) of Regulation 14A. Accordingly, please confirm for us that Empire understands that the instant communication has not been properly filed and that it will undertake to make a compliant filing under §14(a).

2. The substantive content of the instant Form 8-K submission purports to amend the Definitive Proxy Statement filed on October 11, 2019 under cover of Schedule 14A using the EDGAR header tag DEFM14A. The representation that the "Supplemental Disclosures" amend the definitive proxy statement, however, may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. For purposes of this transaction, the proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101 by the U.S. Securities and Exchange Commission. That form bears an entry on the cover page that will enable Empire to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DEFR14A. To the

extent no revised proxy statement is made in accordance with the guidance provided in comments one and two of this letter, please provide us with a legal analysis explaining why Empire believes the existing Form 8-K submission lawfully amends the referenced definitive proxy statement. Please also see Rule 14a-9(a).

3. Please advise us, with a view towards revised disclosure, whether or not an amendment will be filed to the associated Schedule 13E-3 to reflect the changes Empire is attempting to make to its proxy statement. See Rule 13e-3(d)(2) and Rule 13e-3(b)(1)(ii).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Douglas S. Ellenoff, Esq.
Tamar Donikyan, Esq.
Jeffrey D. Marell, Esq.
Steven Wilner, Esq.
Matthew P. Salerno, Esq.